

New York Stock Exchange
11 Wall Street
New York, NY 10005

June 23, 2020

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the Common Shares of Beneficial Interest, par value $0.001 per share of ANGEL OAK DYNAMIC FINANCIAL STRATEGIES INCOME TERM TRUST under the Exchange Act of 1934.

Sincerely,

Ben Sawyer